COMMENTS RECEIVED ON 05/15/2024

FROM KIM McMANUS

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

 Fidelity Advisor Freedom 2070 Fund, Fidelity Flex Freedom Blend 2070 Fund, Fidelity Freedom 2070 Fund, Fidelity Freedom Blend 2070 Fund,  Fidelity Freedom Index 2070 Fund, Fidelity Sustainable Target Date 2070 Fund

POST-EFFECTIVE AMENDMENT NO. 155

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Freedom 2070 Portfolio

POST-EFFECTIVE AMENDMENT NO. 102

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm there will be no fee reimbursement or recoupment arrangements or revise to provide a footnote describing the arrangements.

R:

Each fund will not have a fee waiver or expense reimbursement.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we explain with more specificity what the relationship is between the Leverage Risk described and each fund’s particular investment strategy.

R:

Each fund includes the disclosure below under “Principal Investment Strategies.” Leverage Risk is disclosed as a risk relating to the funds’ strategy of buying and selling futures contracts.

“Buying and selling futures contracts (both long and short positions) in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation.”

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we briefly define “growth” stocks.

R:

The funds do not have a principal investment strategy to invest in “growth” or “value” stocks. Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because each fund does not have a principal investment strategy to invest directly in “growth” or “value” stocks, we respectfully decline to include additional “growth” or “value” stock disclosure. Additional disclosure relating to “growth” or “value” stocks can be found in each applicable underlying fund. In addition, the funds do not have a policy to invest at least 80% of its assets in “growth” or “value” companies and do not include the terms in each fund’s name. As a result, we do not believe additional definitions and criteria relating to “growth” or “value” stocks are required under the recently adopted amendments to Rule 35d-1 and Form N-1A.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we briefly define “value” stocks.

R:

Please see response #3 above.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that while the narrative risk disclosure required by Item 4(b) of Form N-1A is meant to be a summary of the more fulsome risk disclosure presented in response to Item 9(c), it should nevertheless meaningfully convey to investors the nature of the risks and the circumstances reasonably likely to affect adversely the fund’s net asset value, yield, and total return. The Staff requests we revise to specify how and why and under what circumstances performance may differ and how that may adversely impact a fund.

R:

Each of the fund’s principal investment risks tie back to either the fund’s principal investment strategies or the risks of the underlying funds in which the fund invests in accordance with those strategies. The description of each principal investment risk in the “Investment Details” section further provides shareholders with information on how such risk can significantly affect the fund’s performance. Accordingly, each fund believes the current risk disclosure is appropriate.

6)

Freedom 2070 Portfolio

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we confirm that when the fund’s performance history becomes available, a statement will be included accompanying the required disclosure that the results in the bar chart and table do not include the effect of any insurance contract/product charges and that, if such charges had been included, performance would have been lower.

R:

We confirm that when the fund has performance to report in the prospectus, we will include the above referenced disclosure.

7)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).”

C:

The Staff requests we revise to address each fund’s ability to concentrate in any particular industry “or group of industries” consistent with Section 8(b)(1) of the Investment Company Act.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

8)

All funds (except Freedom 2070 Portfolio)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that if acquired fund fees and expenses are greater than 0.01%, they will be included in the fee table.

R:

We confirm that if a fund’s acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N−1A.

9)

All funds (except Freedom 2070 Portfolio)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Advisor Freedom 2070 Fund:

“Allocating assets according to a neutral asset allocation strategy shown in the glide path below that adjusts over time until it reaches an allocation similar to that of the Fidelity Advisor Freedom® Income Fund, approximately 10 to 19 years after the year 2070. Fidelity Management & Research Company LLC (FMR) (the Adviser) may modify the fund’s neutral asset allocations from time to time when in the interests of shareholders.”

C:

The Staff requests we revise to clarify, if true, that the allocation strategy adjusts until it matches that of Fidelity Advisor Freedom Income Fund, as disclosed below in this section of the prospectus.

R:

We believe the current disclosure accurately describes each fund’s neutral asset allocation strategy. The subsequent disclosure that refers to matching allocations refers to when the funds would merge with their Income Fund counterpart. Accordingly, we have not revised the disclosure.

10)

All funds (except Freedom 2070 Portfolio)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff noted that we describe certain risks in Item 9, but not in Item 4. For example, Real Estate, Correlation to Index, and Passive Management Risk. Ensure the Item 4 section summarizes the principal risks of investing in the fund.

R:

We confirm that the disclosure under the sub-heading “Principal Investment Risks” in the “Fund Summary” section appropriately discloses the funds’ principal investment risks. The “Investment Details” section may contain additional risks that reflect the principal risks of the underlying funds in which the funds invest. Pursuant to General Instruction C.3(b) under Form N-1A, a fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.

11)

Fidelity Freedom Index 2070 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we clarify what type of futures the fund will invest in.

R:

Each fund may buy and sell both long and short futures contracts in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation. At present, each fund buys index based futures contracts.

12)

Fidelity Sustainable Target Date 2070 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

13)

Fidelity Sustainable Target Date 2070 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser’s proprietary ESG ratings process evaluates the current state of an issuer’s sustainability practices using a data-driven framework that includes both proprietary and third-party data, and also provides a qualitative forward-looking assessment of an issuer’s sustainability outlook provided by the Adviser’s fundamental research analysts and ESG team.”

C:

If accurate, the Staff requests we state that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

R:

As disclosed in the fund’s 80% test, only issuers that the Adviser believes have “proven or improving” sustainability practices will be included in the fund’s 80% bucket. Pursuant to FMR’s proprietary ESG ratings process, an issuer whose ESG rating is considered “poor” would not meet the criteria for inclusion in the fund’s 80% test. We believe that we have appropriately summarized the key information about the fund’s principal investment strategies in the summary section in accordance with Item 4(a) of Form N‐1A. Accordingly, we do not believe additional disclosure is needed in that section.

14)

Fidelity Sustainable Target Date 2070 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether risk disclosure related to the fund’s use of one or more third-party data providers is appropriate since the criteria used by providers can differ significantly.

R:

We do not believe such disclosure is necessary or useful for investors as each fund has exposure to sustainable investment strategies offered by underlying sustainable funds. As a result, such disclosure is already included in each underlying sustainable fund prospectus. Accordingly, we have not modified the disclosure.